TWO HARBORS INVESTMENT CORP.

601 Carlson Parkway

Suite 330

Minnetonka, MN 55305

July 8, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Kevin Woody

Re:	Two Harbors Investment Corp.

Form 10-K for Fiscal Year Ended

December 31, 2010

Filed March 4, 2011

File No. 001-34506

Dear Mr. Woody:

By letter dated July 7, 2011, the Staff has requested additional information from Two Harbors Investment Corp. (the “Company”) related to the Form 10-K filing referenced above. We have set forth below our responses to the Staff’s comments. We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business, page 1

Our Investment Activities, page 4

1.	In future Exchange Act periodic reports, please disclose the yield on assets acquired during the reporting period.

Response: In future Exchange Act periodic reports, we will expand our disclosure to include additional information concerning the yield on our assets and provide meaningful quantitative and qualitative information concerning the trending of our portfolio yields across quarters as we reinvest proceeds from principal and interest receipts, portfolio sales and deploy new capital from any future capital raises.

Where meaningful, we intend to discuss the following:

•

Material shifts in asset allocation and resulting yields, including the Company’s opportunistic approach to investing in the marketplace (such as relative value investing, which involves seeking displaced pricing opportunities in the marketplace and factors in cost of financing and hedging); and

•	Other macroeconomic drivers of our investment strategy, including market environments and their respective impacts. For example, uncertainty of faster prepayments, extension risk and credit events.

We will also disclose average annualized yield on the Company’s Agency and Non-Agency RMBS in the manner set forth in the following table:

	For the three months ended:
Portfolio Yields	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Annualized yields
Agency RMBS (1)	4.4%	3.6%	4.2%	4.3%	3.8%
Non-Agency RMBS	16.2%	10.6%	11.3%	10.4%	11.4%
Aggregate RMBS	6.2%	4.9%	5.7%	5.9%	5.8%
Cost of financing (3)	0.6%	0.9%	1.0%	1.1%	1.2%
Net interest spread	5.6%	4.0%	4.7%	4.8%	4.6%

	As of period end:
Portfolio Yields	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Annualized yields (2)
Agency RMBS (1)	3.2%	3.1%	3.6%	3.1%	3.6%
Non-Agency RMBS	13.1%	12.9%	11.4%	11.0%	10.7%
Aggregate RMBS	4.7%	5.0%	5.4%	5.3%	5.2%
Cost of financing (3)	0.6%	0.9%	1.0%	1.1%	1.2%
Net interest spread	4.1%	4.1%	4.4%	4.2%	4.0%

(1)	Agency RMBS includes inverse interest-only securities which are classified as derivatives under US GAAP.
(2)	Average annualized yield incorporates future prepayment, credit loss and other assumptions, which are estimates and subject to change.
(3)	Cost of financing includes swap interest rate spread.

Mr. Kevin Woody

July 8, 2011

Financing Strategy, page 5

2.	We note your disclosure about all the variables that influence your decisions regarding the appropriate amount of leverage. In future Exchange Act periodic reports, please provide a more detailed discussion of how these factors have impacted your decision to maintain your current leverage ratio and discuss any strategy you have for changing your leverage amount in the current reporting period.

Response: In future Exchange Act periodic reports, we will provide a more detailed discussion of how the factors referenced have impacted the Company’s decision to maintain its current leverage ratio and will discuss any strategy the Company may have for changing its leverage amount in the current reporting period.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 44

3.	In future Exchange Act periodic reports, please revise footnote 3 to also disclose your average cost of funds including the impact of swaps.

Response: In future Exchange Act periodic reports, we will revise footnote 3 to also disclose the Company’s average cost of funds including the impact of swaps.

Management Fees, page 46

4.	In future Exchange Act periodic reports, please also disclose the amount of reimbursement payments made to the advisor, and specify the portion that is specifically attributed to the compensation paid by the sponsor to your officers, including your principal financial officer and general counsel. In addition, we note from your disclosure on page 92 that you reimbursed your advisor for $5.5 million in expenses. Please advise us how expense reimbursements are reflected in your income statement.

Response: In future Exchange Act periodic reports, we will disclose the amount of reimbursement payments made to the Company’s advisor and specify the portion that is specifically attributed to the compensation paid by the Company’s sponsor to its officers, including its principal financial officer and general counsel.

In response to the Staff’s inquiry concerning how expense reimbursements to the Company’s advisor are reflected in our income statement, the income statement reflects all expense reimbursements as if the Company had directly paid the applicable vendor, employee or service provider. We note that the expense categorization disclosed in Footnote 15 of the Notes to the Consolidated Financial Statements (page 89 of the Form 10-K) includes reimbursed expenses, except for certain out-of-pocket reimbursable expenses that are charged against equity as a cost of raising capital. In future filings, we will include additional disclosure similar to the following to further address the Staff’s comment:

For the year ended December 31, 2010, the Company incurred costs, originally paid by our advisor, of approximately $5.5 million. Approximately $4.1 million was expensed for the year ended December 31, 2010. Approximately $0.1 million was classified as prepaid expense on the Balance Sheet for the year ended December 31, 2010. Approximately $1.3 million in out-of-pocket expenses was charged against equity as a cost of raising capital for the year ended December 31, 2010.

Mr. Kevin Woody

July 8, 2011

Financial Condition, page 48

5.	We note your disclosure that agency RMBS carry an implied “AAA” credit rating. Please advise us whether your non-Agency RMBS portfolio is rated. We may have further comment.

Response: The majority of the Company’s non-Agency RMBS were rated at December 31, 2010. The Company’s investment guidelines place no restrictions on the credit ratings of the assets we may acquire or retain. The management team evaluates each investment based on the characteristics of the underlying collateral, and its relative market price, rather than relying on the ratings assigned by the rating agencies.

Credit ratings for non-Agency RMBS are based on the par value of the non-Agency RMBS. The Company’s non-Agency portfolio is comprised primarily of distressed RMBS, which the Company acquired at prices that were heavily discounted from par value. In the case of distressed assets, the Company believes that the credit rating is not a reliable indication of the value or credit worthiness of the asset at the price purchased and, therefore, has historically determined that the disclosure of the credit rating of its non-Agency RMBS was not a meaningful disclosure. At December 31, 2010, the average price of the Company’s principal and interest non-Agency RMBS was 60.3% of par.

The table below summarizes the credit ratings of our non-Agency RMBS portfolio as of December 31, 2010. In future filings, we will include additional disclosure similar to the following table to address the Staff’s comment.

December 31, 2010
AAA	0.0%
AA	0.3%
A	1.6%
BBB	15.5%
BB	13.5%
B	7.9%
Below B	59.1%
Not rated	2.0%

100.0%

Source: Bloomberg

Repurchase Agreements, page 51

6.	For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the quarters you have engaged in this type of financing. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please disclose this information in future periodic filings, and show us the disclosure you intend to provide. Additionally, when applicable, please show this information for each of the quarters in the past three years in your future period filings.

Response: In response to the Staff’s comment, we respectfully refer the Staff to the MD&A section of the Company’s Form 10-K, which sets forth the average balances of RMBS repurchase agreements for the three months ended December 31, 2010 and 2009 as well as the year ended December 31, 2010 (tables on page 44).

Mr. Kevin Woody

July 8, 2011

We will disclose in future annual reports on Form 10-K the quarterly average balances of the Company’s RMBS repurchase agreements for the then-current year and the two immediately preceding years, as applicable. In addition, for each quarterly period presented, we will disclose the quarter-end balance and maximum balance at any month end within that quarterly period relating to the Company’s RMBS repurchase agreements, and will explain the causes and business reasons for any significant variances among these amounts. We will also provide the same information in future quarterly reports on Form 10-Q for the current quarter and the four immediately preceding quarters.

In addition, in future filings we will include additional disclosure similar to the following table to further address the Staff’s comment:

(In thousands)	Quarterly Average RMBS Repurchase Balances (1)	End of Period Balance RMBS Repurchase Agreements (1)	Maximum Balance of Any Month-End for RMBS Repurchase Agreements (1)	RMBS Repurchase Agreements to Equity Ratio

Q4 2009	$145,971	$411,893	$411,893	3.4

Q1 2010	$428,553	$449,961	$449,961	3.6

Q2 2010	$562,087	$722,003	$722,003	3.2	(2)

Q3 2010	$742,568	$797,450	$797,450	3.3

Q4 2010	$834,161	$971,053	$971,053	2.5	(3)

(1)	Represents RMBS repurchase agreements; excludes repurchase agreements collateralized by U.S. Treasuries.
(2)	On April 26, 2010, the Company completed its capital raise of approximately $106.8 million in net proceeds, which was invested on a leveraged basis. At the same time, the Company deployed these proceeds with a higher allocation to non-Agency RMBS, which carries a lower leverage ratio.
(3)	On December 22, 2010, the Company completed its capital raise of approximately $128.5 million in net proceeds. Due to the timing of the capital raise within the quarter, the net proceeds were not fully invested, on a leveraged basis, until the end of January 2011, resulting in a decline in the debt-to-equity ratio as of December 31, 2010. With a higher targeted allocation to Agency RMBS, the Company targeted a fully deployed debt-to-equity ratio of 3.5 to 4.0 times.

*        *        *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments please direct them to our counsel, Steve Quinlivan, at Leonard, Street and Deinard, 150 South Fifth Street, Suite 2300, Minneapolis, MN 55402 (telephone: (612) 335-7076; facsimile (612) 335-1657; email stephen.quinlivan@leonard.com).

Very truly yours,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Jeffrey Stolt
Jeffrey Stolt
Chief Financial Officer